UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Janet B. Wright

Senior Vice President – Corporate, Finance & Securities Counsel

Dell Technologies Inc.

One Dell Way

Round Rock, TX 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Richard J. Parrino

Kevin K. Greenslade

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

(202) 637-5600

April 12, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402	Page 2 of 9 Pages

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 334,089,448 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 334,089,448 shares of Class A Common Stock 1/
11	Aggregate amount beneficially owned by each reporting person 334,089,448 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 82.1% 2/
14	Type of reporting person (see instructions) CO

1/	Includes (i) 34,089,448 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 106,688,246 shares of Class A Common Stock outstanding as of April 5, 2017, as provided by the Issuer. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 3 of 9 Pages

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 334,089,448 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 334,089,448 shares of Class A Common Stock 1/
11	Aggregate amount beneficially owned by each reporting person 334,089,448 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 82.1% 2/
14	Type of reporting person (see instructions) CO

1/	Includes (i) 34,089,448 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 106,688,246 shares of Class A Common Stock outstanding as of April 5, 2017, as provided by the Issuer. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 4 of 9 Pages

1	Names of reporting persons VMW Holdco LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 80,000,000 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 80,000,000 shares of Class A Common Stock 1/
11	Aggregate amount beneficially owned by each reporting person 80,000,000 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 48.0% 2/
14	Type of reporting person (see instructions) OO

1/	Includes (i) 20,000,000 shares of Class A Common Stock and (ii) 60,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 106,688,246 shares of Class A Common Stock outstanding as of April 5, 2017, as provided by the Issuer. Assumes the conversion of the 60,000,000 shares of Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 5 of 9 Pages

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 334,089,448 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 334,089,448 shares of Class A Common Stock 1/
11	Aggregate amount beneficially owned by each reporting person 334,089,448 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 82.1% 2/
14	Type of reporting person (see instructions) IN

1/	Includes (i) 34,089,448 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
2/	Based on 106,688,246 shares of Class A Common Stock outstanding as of April 5, 2017, as provided by the Issuer. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

Page 6 of 9 Pages

Explanatory Note

This Amendment No. 7 (the “Amendment”) amends the statement on Schedule 13D originally filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation (“EMC”) and Michael S. Dell, as the Reporting Persons, on September 15, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 8, 2016, Amendment No. 2 to the Schedule 13D filed on December 15, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Schedule 13D filed on February 15, 2017, Amendment No. 5 to the Schedule 13D filed on March 30, 2017 and Amendment No. 6 to the Schedule 13D filed on April 5, 2017 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to report the following events in connection with the matters disclosed herein: (a) the acquisition by VMW Holdco LLC, an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC (“VMW Holdco” and collectively with Dell Technologies, EMC and Michael S. Dell, the “Reporting Persons”), from EMC of shares of the Issuer’s Class A Common Stock and Class B Common Stock; (b) the status of VMW Holdco as a Reporting Person as a result of its acquisition of beneficial ownership of more than 5% of the Class A Common Stock; and (c) the entry by VMW Holdco into a margin loan agreement and security agreements, each dated as of April 12, 2017, pursuant to which VMW Holdco agreed to pledge to the lenders under such margin loan agreement 20,000,000 shares of Class A Common Stock and 60,000,000 shares of Class B Common Stock held by VMW Holdco as of such date to secure its obligations as borrower under such margin loan agreement, which security interest was perfected as of April 13, 2017.

Item 2.    Identity and Background.

Item 2 is hereby amended as follows:

As a result of its acquisition of beneficial ownership of more than 5% of the Issuer’s Class A Common Stock on April 12, 2017, as reported in Item 5(a), VMW Holdco is a Reporting Person for purposes of this Amendment.

VMW Holdco, a Delaware limited liability company, is an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC. VMW Holdco has been formed for the principal purpose of engaging in the transaction reported in Item 6. VMW Holdco’s principal executive offices are located at One Dell Way, Round Rock, Texas 78682.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment as Exhibit 9, pursuant to which the Reporting Persons have agreed to file this Amendment jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

During the past five years, neither VMW Holdco, nor, to its knowledge, any of its executive officers listed on amended Annex A (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in amended Annex A and amended Items 5 and 6 is incorporated by reference herein.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended as follows:

On April 12, 2017, EMC, the direct parent company of VMW Holdco, contributed to VMW Holdco 20,000,000 shares of Class A Common Stock and 60,000,000 shares of Class B Common Stock as a capital contribution. As a result, VMW Holdco became the beneficial owner of such shares of common stock as of such date.

Page 7 of 9 Pages

Item 5.    Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended as follows:

(a)	On April 12, 2017, VMW Holdco became the beneficial owner of 20,000,000 shares of Class A Common Stock and 60,000,000 shares of Class B Common Stock, which it received from its direct parent company, EMC, as a capital contribution in order to enable VMW Holdco to grant a security interest in such shares in the transaction reported in Item 6. Such shares represented beneficial ownership of approximately 48.0% of the Class A Common Stock as of April 5, 2017, assuming conversion of the 60,000,000 shares of Class B Common Stock into shares of Class A Common Stock.

As of April 12, 2017, (i) the Reporting Persons other than VMW Holdco are the beneficial owners of an aggregate of 334,089,448 shares of Class A Common Stock of the Issuer, consisting of (A) 34,089,448 shares of Class A Common Stock and (B) 300,000,000 shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock at any time, and (ii) VMW Holdco is the beneficial owner of a portion of such shares consisting of an aggregate of (A) 20,000,000 shares of Class A Common Stock and (B) 60,000,000 shares of Class B Common Stock. As of such date, the 334,089,448 shares of Class A Common Stock beneficially owned by Dell Technologies, EMC and Michael S. Dell represent approximately 82.1% of the outstanding shares of Class A Common Stock. 1/

(b)	As of April 12, 2017:

Dell Technologies has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 334,089,448 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 334,089,448 shares.

EMC has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 334,089,448 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 334,089,448 shares.

VMW Holdco has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 80,000,000 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 80,000,000 shares.

1/	Based on 106,688,246 shares of Class A Common Stock outstanding as of April 5, 2017, as provided by the Issuer. Assumes the conversion of 300,000,000 shares of Class B Common Stock outstanding as of such date into shares of Class A Common Stock.

Page 8 of 9 Pages

Michael S. Dell has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 334,089,448 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 334,089,448 shares.

Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. As of April 12, 2017, Dell Technologies, EMC and Michael S. Dell control approximately 97.7% of the combined voting power of both classes of common stock of the Issuer. In addition, the holders of the Class B Common Stock, voting separately as a class, are entitled to elect 80% of the total number of directors on the Issuer’s board of directors.

(c)	The information set forth in Item 5(a) above is incorporated by reference in this Item 5(c).

The information set forth in amended Annex A is incorporated by reference in this amended Item 5.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

Repayment and Termination of Margin Bridge Credit Agreement

On April 13, 2017, EMC repaid approximately $2,000 million, constituting the aggregate outstanding amount of principal and accrued and unpaid interest thereon under the credit agreement, dated as of September 7, 2016, among EMC, as borrower, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and certain other lenders party thereto (the “Margin Bridge Credit Agreement”). The Margin Bridge Credit Agreement was terminated on such date. A summary of the terms of the Margin Bridge Credit Agreement and the related margin bridge facility is set forth under the caption “Item 1.01 – Entry into a Material Definitive Agreement – Debt Financing for the Merger – Margin Bridge Facility” in a Current Report on Form 8-K filed by Dell Technologies with the Securities and Exchange Commission on September 9, 2016.

Margin Loan Facility

The Margin Bridge Credit Agreement was replaced by a new senior secured credit facility (the “Margin Loan Facility”) in an aggregate principal amount of up to $2,000 million (plus interest accrued thereon) existing under a margin loan agreement, dated as of April 12, 2017 (the “Margin Loan Agreement”), among VMW Holdco, as borrower, Bank of America, N.A., as administrative agent and calculation agent, and the lenders from time to time party thereto (the “Lenders”). On April 12, 2017, VMW Holdco also entered into security agreements with the Lenders (the “Security Agreements” and collectively with the Margin Loan Agreement, the “Loan Documents”). Pursuant to the Loan Documents, VMW Holdco agreed to pledge to the Lenders 20,000,000 shares of Class A Common Stock and 60,000,000 shares of Class B Common Stock held by VMW Holdco as of such date, and any proceeds thereof, to secure its obligations under the Margin Loan Agreement. The security interest was perfected as to all such shares of common stock as of April 13, 2017 upon the satisfaction of the closing conditions set forth in the Margin Loan Agreement.

The loan matures on or about April 13, 2022. Upon the occurrence of certain events that are customary with this type of loan, the Lenders may exercise their rights to require VMW Holdco to pre-pay the loan proceeds or post additional collateral or foreclose on, and dispose of, the pledged shares of common stock in accordance with the Loan Documents.

The information set forth in amended Items 2 and 5 is incorporated by reference herein.

Item 7.    Material to be Filed as Exhibits.

Exhibit 9 – Joint Filing Agreement, dated as of April 13, 2017, by and among Dell Technologies Inc., EMC Corporation, VMW Holdco LLC and Michael S. Dell.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 is true, complete and correct.

Dated: April 13, 2017

DELL TECHNOLOGIES INC.

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Senior Vice President and Assistant Secretary

VMW HOLDCO LLC

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Senior Vice President and Assistant Secretary

MICHAEL S. DELL

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Attorney-in-Fact

ANNEX A

Annex A is hereby amended as follows:

EXECUTIVE OFFICERS

VMW HOLDCO LLC

The following sets forth the name, position and principal occupation of each executive officer of VMW Holdco LLC. Each such person is a citizen of the United States. The business address of each executive officer is One Dell Way, Round Rock, Texas 78682. To the best of VMW Holdco LLC’s knowledge, other than Mr. Dell, who is a Reporting Person in this Amendment No. 7, none of the executive officers of VMW Holdco LLC beneficially owns any shares of Class A Common Stock of the Issuer and none of such executive officers has engaged in any transactions in the shares of such Class A Common Stock during the past 60 days. The principal occupation of each of the individuals named below is as an officer or executive officer of Dell Technologies Inc. under the title listed.

Executive Officer	Title

Michael S. Dell	Chairman and Chief Executive Officer

Tyler W. Johnson	Senior Vice President and Treasurer

Richard J. Rothberg	General Counsel and Secretary

Thomas W. Sweet	Chief Financial Officer

Janet B. Wright	Senior Vice President and Assistant Secretary

Tom Vallone	Senior Vice President, Tax

Maya McReynolds	Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

9	Joint Filing Agreement, dated as of April 13, 2017, by and among Dell Technologies Inc., EMC Corporation, VMW Holdco LLC and Michael S. Dell.